PRESS RELEASE
                      For Immediate Release


                 CAPITAL ENVIRONMENTAL ANNOUNCES
THE APPOINTMENT OF EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND
                            SECRETARY

BURLINGTON, ON (December 16, 2003) - Capital Environmental Resource Inc. (NASDAQ: CERI) announced today the appointment of Ivan R. Cairns to the position of Executive Vice President,
General Counsel and Corporate Secretary. Mr. Cairns succeeds Thomas E. Durkin III who has been appointed as Executive Vice President, Corporate Development and Governmental Affairs.

Prior to joining Capital, Mr. Cairns has served as Senior Vice President and General Counsel to Laidlaw International Inc. (OTC:
LALW.OB; TSX: BUS) and was Senior Vice President and General Counsel to its predecessor, Laidlaw Inc. for over 20 years. Mr. Cairns will have primary responsibility for the Management of all Corporate and legal matters relating to the Company and its operating subsidiaries.


David Sutherland-Yoest, Chairman and Chief Executive Officer commented "Ivan brings to the Company tremendous legal, corporate and industry experience. He will be an excellent addition to our Senior Management Team as we continue to execute our plan to deliver value to our shareholders. We are very pleased to have successfully recruited him."

For information contact:

Ronald L. Rubin
Executive Vice President, Chief Financial Officer
480-281-1823


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         Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada and the United States.
The Company's web site is www.capitalenvironmental.com